UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended August 7, 2014

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Offshore Partners L.P. dated August 7, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its general partner

Date: August 7, 2014	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS

REPORTS SECOND QUARTER 2014 RESULTS

Highlights

•	Generated distributable cash flow of $40.1 million in the second quarter of 2014.

•	Declared second quarter 2014 cash distribution of $0.5384 per common unit.

•	In August 2014, completed acquisition of Logitel Offshore, an offshore floating accommodation company using the Sevan cylindrical hull design.

•	Completed the conversion of the Salamander FSO in July 2014, which is expected to commence full operations under its charter contract by mid-August 2014.

•	Remora HiLoad DP unit is expected to complete its testing during August 2014 at which time it is expected to commence its ten-year charter contract.

•	Teekay Offshore’s 50/50 joint venture with Odebrecht was recently nominated by Petrobras as the lead commercial bidder on the Libra FPSO project in Brazil, subject to final contract negotiations.

•	Liquidity of approximately $531 million as at June 30, 2014.

Hamilton, Bermuda, August 7, 2014 - Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended June 30, 2014. During the second quarter of 2014, the Partnership generated distributable cash flow(1) of $40.1 million, compared to $43.0 million in the same period of the prior year. The decrease in the distributable cash flow was primarily due to the expiration of time-charter contracts relating to four existing shuttle tankers since the first quarter of 2013, operating expenses relating to the HiLoad DP unit in the second quarter of 2014, the drydocking of the Dampier Spirit FSO unit during the second quarter of 2014 and due to the sale of three conventional tankers since the first quarter of 2013, partially offset by additional cash flows relating to the acquisition of the Voyageur Spirit FPSO unit and a 50 percent interest in the Cidade de Itajai FPSO unit in May 2013 and June 2013, respectively, and the delivery of the four BG Shuttle Tanker newbuildings in June, August and November 2013 and January 2014.

On July 9, 2014, a cash distribution of $0.5384 per common unit was declared for the quarter ended June 30, 2014. The cash distribution is payable on August 8, 2014 to all unitholders of record on July 25, 2014.

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

- more -

“The reduction in the Partnership’s second quarter distributable cash flow mainly reflects a combination of temporary operational issues and cash flow timing differences related to certain of our offshore contracts,” commented Peter Evensen, Teekay Offshore GP LLC’s Chief Executive Officer. “While these matters have now largely been resolved, on a full-quarter basis, the affected fixed-rate contracts would have generated an additional $8 million of distributable cash flow during the second quarter of 2014.”

“Looking forward, since reporting our first quarter results in May, the Partnership has completed its acquisition of Logitel Offshore and has made significant progress on its existing organic growth projects,” Mr. Evensen continued. “The Logitel Offshore acquisition solidifies Teekay Offshore’s entry into the high-specification floating accommodation sector, which provides the Partnership with further diversification and a complementary new channel for future distributable cash flow growth. In July, the conversion project of the Salamander FSO was completed and the unit has been installed on the Bualuang field in Thailand where it is currently undergoing testing in preparation for the expected commencement of its ten-year charter contract during August. And lastly, the operational testing of the innovative Remora HiLoad DP unit, the first of its kind, has been successful so far and is also expected to be completed in August, at which point the unit will commence its ten-year charter contract with Petrobras.”

Mr. Evensen added, “In addition to these and other growth projects which provide a pipeline of direct growth for the Partnership between 2014 and 2017, we also have a number of dropdown growth opportunities available from our sponsor, Teekay Corporation, including up to five FPSO units, which must be offered to us once they are operating under eligible fixed-rate contracts. The largest and most near-term dropdown candidate, the Petrojarl Knarr FPSO, left the South Korean shipyard in July and is currently in transit to its North Sea field in preparation for its scheduled start-up in the fourth quarter of 2014.”

Summary of Recent Events

Completed Logitel Acquisition

In August 2014, the Partnership acquired Logitel Offshore Holdings Ltd. (Logitel), a Norway-based company focused on the high-end floating accommodation market. Logitel is currently constructing two newbuilding floating accommodation units (FAUs), based on the Sevan Marine ASA (Sevan) cylindrical hull design, at the COSCO (Nantong) Shipyard (COSCO) in China. The Partnership intends to immediately exercise one of its existing six options with COSCO to construct a third FAU, subject to final documentation. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petroleo Brasileiro SA (Petrobras) in Brazil for the first FAU, which is scheduled to deliver in the first quarter of 2015. The Partnership expects to secure charter contracts for the remaining two newbuilding FAUs prior to their respective scheduled deliveries in the fourth quarter of 2015 and the third quarter of 2016. The construction agreements with COSCO for the newbuilding FAUs have a favorable payment schedule, with the majority of the purchase price due upon delivery. The Partnership intends to finance the initial newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the units prior to their scheduled deliveries.

Libra FPSO Project

Odebrecht Oil & Gas S.A (Odebrecht), on behalf of the Partnership’s 50/50 joint venture with Odebrecht, was recently nominated by Petrobras as the lead commercial bidder on the Libra FPSO project in Brazil, and has been invited by Petrobras to conclude contract negotiations. The FPSO unit is expected to be owned and operated by the Partnership’s 50/50 joint venture with Odebrecht and will service the Libra pre-salt field in the Santos Basin offshore Brazil, which is expected to commence operations in early-2017. The final contract negotiations are expected to be completed during the third quarter of 2014.

- more -

Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet as of August 1, 2014.

	Number of Vessels
	Owned Vessels		Chartered- in Vessels	Committed Newbuildings / Conversions		Conversion Candidates		Total
Shuttle Tanker Segment	31	(i) (ii)	2	—		2	(iii)	35
FPSO Segment	5	(iv)	—	—		—		5
FSO Segment	6		—	—		—		6
Conventional Tanker Segment	4		—	—		—		4
Towage Segment	—		—	4	(v)	—		4
Floating Accommodation Segment	—		—	3	(vi)	—		3

Total	46		2	7		2		57

(i)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and three shuttle tankers in which Teekay Offshore’s ownership interest is 67 percent. One of the 67 percent owned shuttle tankers, the Randgrid, will commence its conversion to an FSO unit for the Gina Krog FSO project after its current shuttle tanker charter contract expires in 2015.
(ii)	Includes one HiLoad DP unit expected to commence its 10-year contract in the third quarter of 2014 once operational testing has been completed.
(iii)	Includes two shuttle tankers which are currently in lay-up and are candidates for conversion to offshore assets.
(iv)	Includes one FPSO unit in which Teekay Offshore’s ownership interest is 50 percent.
(v)	Includes four long-haul towing and anchor handling vessel newbuildings scheduled to deliver in 2016.
(vi)	Includes three FAU newbuildings scheduled to deliver between the first quarter of 2015 and the third quarter of 2016.

- more -

Other Future Growth Opportunities

Pursuant to an omnibus agreement that the Partnership entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to the Partnership its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. The Partnership may also acquire other vessels that Teekay Corporation may offer it from time to time and also intends to pursue direct acquisitions from third parties and new organic offshore projects.

Shuttle Tankers (including HiLoad DP Units)

In September 2013, the Partnership acquired a 2010-built HiLoad Dynamic Positioning (DP) unit from Remora AS (Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $60 million, including modification and mobilization costs. The HiLoad DP unit is currently in the final stages of the charterer’s operational testing, which is expected to be completed during the third quarter of 2014. Upon completion of the testing, the unit will commence its ten-year time-charter contract with Petrobras in Brazil. Under the terms of an agreement between Remora and Teekay Offshore, the Partnership has a right of first refusal to acquire any future HiLoad DP projects developed by Remora. In July 2013, Remora was awarded a contract by BG E&P Brasil Ltd. to perform a front-end engineering and design (FEED) study to develop the next generation of HiLoad DP units. The design, which is based on the main parameters of the first generation design, is expected to include new features, such as increased engine power and the capability to maneuver vessels larger than Suezmax conventional tankers.

FPSO Units

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited (BG) to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by a newbuilding FPSO unit, Petrojarl Knarr, which completed construction in late-June 2014. On July 11, 2014, the Petrojarl Knarr FPSO sailed away from the Samsung shipyard for the North Sea and following installation and offshore testing, the unit is expected to commence its ten-year time-charter contract with BG. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to the Partnership its interest in the Petrojarl Knarr FPSO project at Teekay Corporation’s fully built-up cost within a year after the commencement of the charter, which commencement is expected to occur in the fourth quarter of 2014.

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to the Partnership the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, subject to approvals required from the charterer. The purchase price for the Petrojarl Foinaven would be based on fair market value.

Teekay Corporation owns three additional FPSO units, the Hummingbird Spirit FPSO, the Petrojarl Banff FPSO and the Petrojarl 1 FPSO, which may also be offered to the Partnership in the future pursuant to the omnibus agreement.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht (a member of the Odebrecht group) to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries. Through the joint venture agreement, Odebrecht became a 50 percent partner in the Cidade de Itajai FPSO and the Partnership is currently working with Odebrecht on other FPSO project opportunities.

FSO Units

In May 2013, the Partnership entered into a ten-year charter contract, plus extension options, with Salamander Energy plc (Salamander) to supply an FSO unit in Asia. In July 2014, the Partnership completed the conversion of its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $73 million, including mobilization costs. The unit is currently undergoing field installation and is expected to commence its charter contract with Salamander in the third quarter of 2014.

In May 2013, the Partnership entered into an agreement with Statoil Petroleum AS (Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that will be converted from the 1995-built shuttle tanker, the Randgrid, which the Partnership currently owns through a 67 percent-owned subsidiary and will acquire full ownership of the vessel prior to its conversion. The FSO conversion project is expected to cost approximately $280 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization, and the cost of acquiring the remaining 33 percent ownership interest in the Randgrid shuttle tanker. Following scheduled completion in early-2017, the newly converted FSO unit will commence operations under a three-year time-charter contract to Statoil, which includes 12 additional one-year extension options.

- more -

Towage Vessels

In March 2014, Teekay Offshore acquired ALP Maritime Services B.V. (ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. ALP currently provides these services through a fleet of third-party owned vessels. As part of the transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings, which will be equipped with dynamic positioning capability, for a fully built-up cost of approximately $261 million, which includes the cost of acquiring ALP. These newbuildings will be capable of ultra-long distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (FLNG) units and floating drill rigs and are scheduled to deliver throughout 2016.

Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $23.8 million for the quarter ended June 30, 2014, compared to $9.7 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $29.2 million and increasing net income by $47.9 million for the quarters ended June 30, 2014 and 2013, respectively, as detailed in Appendix A to this release. Including these items, the Partnership reported, on a GAAP basis, net loss attributable to the partners of $5.5 million for the second quarter of 2014, compared to net income of $57.6 million in the same period of the prior year. Net revenues(2) increased to $215.1 million for the second quarter of 2014, compared to $199.1 million in the same period of the prior year.

The Partnership reported adjusted net income attributable to the partners(1) of $54.9 million for the six months ended June 30, 2014, compared to $28.6 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $53.0 million and increasing net income by $49.2 million for the six months ended June 30, 2014 and 2013, respectively, as detailed in Appendix A to this release. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $1.9 million for the six months ended June 30, 2014, compared to $77.7 million in the same period of the prior year. Net revenues(2) increased to $440.9 million for the six months ended June 30, 2014, compared to $388.3 million in the same period of the prior year.

Adjusted net income attributable to the partners for the three and six months ended June 30, 2014 increased from the same periods in the prior year, mainly due to the acquisitions of the Voyageur Spirit FPSO unit and a 50 percent interest in the Cidade de Itajai FPSO unit in the second quarter of 2013 and the commencement of the time-charters with a subsidiary of BG Group plc for four newbuilding shuttle tankers (BG Shuttle Tankers) in June, August and November 2013 and January 2014. These increases were partially offset by the sale or lay-up of four older shuttle and conventional tankers during 2013 and 2014 as their related charter contracts expired or terminated. For the three and six months ended June 30, 2013, the indemnification payments received from Teekay Corporation for the Voyageur Spirit FPSO off-hire of $12.5 million was not included in adjusted net income but rather accounted for as an equity adjustment.

For accounting purposes, the Partnership is required to recognize, through the consolidated statements of (loss) income, changes in the fair value of derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions nor does it have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net (loss) income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

- more -

Operating Results

The following table highlights certain financial information for Teekay Offshore’s four segments: the Shuttle Tanker segment, the FPSO segment, the FSO segment, and the Conventional Tanker segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendices C through F for further details).

	Three Months Ended
	June 30, 2014
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total (4)
Net revenues(1)	112,226	83,984	11,524	7,412	215,146
Vessel operating expenses	39,715	39,472	7,532	1,465	88,184
Time-charter hire expense	4,975	—	—	—	4,975
Depreciation and amortization	27,378	18,186	1,298	1,612	48,474
CFVO from consolidated vessels(2)	61,167	33,606	3,966	5,635	102,774
CFVO from equity accounted vessel(3)	—	7,135	—	—	7,135
Total CFVO(2)(3)	61,167	40,741	3,966	5,635	109,909

	Three Months Ended
	June 30, 2013
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Net revenues(1)	110,947	65,260	15,053	7,879	199,139
Vessel operating expenses	36,511	40,074	8,315	1,619	86,519
Time-charter hire expense	14,093	—	—	—	14,093
Depreciation and amortization	28,165	17,789	2,743	1,568	50,265
CFVO from consolidated vessels(2)	54,422	17,234	6,749	11,810	90,215
CFVO from equity accounted vessel(3)	—	1,311	—	—	1,311
Total CFVO(2)(3)	54,422	18,545	6,749	11,810	91,526

(1)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C, included in this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
(2)	Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before depreciation and amortization expense and amortization of in-process revenue contracts and deferred gains, and includes the realized gains (losses) on the settlement of foreign exchange forward contracts, and cash flow from vessel operations relating to its discontinued operations and adjustments for direct financing leases to a cash basis. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix E included in this release for a description and reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
(3)	CFVO from equity accounted vessel represents the Partnership’s 50 percent share of CFVO from the Cidade de Itajai FPSO unit. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessel (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.
(4)	The total column includes a $1.6 million fee paid to Teekay Corporation associated with the Partnership’s acquisition of ALP Maritime Services B.V. (ALP) in CFVO from consolidated vessels and Total CFVO. This fee was recognized in general and administrative expenses in the consolidated statement of (loss) income for the three months ended June 30, 2014. The towage segment has not been disaggregated as its results are not material.

- more -

Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s Shuttle Tanker segment increased to $61.2 million in the second quarter of 2014 compared to $54.4 million for the same period of the prior year, primarily due to the delivery of the four BG Shuttle Tanker newbuildings in June, August and November 2013 and January 2014, partially offset by the expiration of time-charter out contracts relating to four existing shuttle tankers since the first quarter of 2013 and operating expenses relating to the HiLoad DP unit, which commenced operations during the second quarter of 2014. Revenue on the HiLoad DP unit, retroactive to April 11, 2014, will be recorded following completion of tests for Petrobras, which is expected in late August 2014.

FPSO Segment

Cash flow from vessel operations from the Partnership’s FPSO segment, including one equity-accounted FPSO unit, increased to $40.7 million for the second quarter of 2014 compared to $18.5 million for the same period of the prior year, primarily due to additional cash flows related to the acquisition of the Voyageur Spirit FPSO unit and a 50 percent interest in the Cidade de Itajai FPSO unit in May 2013 and June 2013, respectively. Cash received related to the Voyageur Spirit indemnification of $12.5 million during the three months ended June 30, 2013 was not included as part of cash flow from vessel operations.

FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment decreased to $4.0 million in the second quarter of 2014 compared to $6.7 million for the same period of the prior year, primarily due the drydocking of the Dampier Spirit FSO in the second quarter of 2014 for upgrades required for its 10-year contract extension with Apache Energy. The unit returned on-hire in late-June 2014.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $5.6 million in the second quarter of 2014 compared to $11.8 million for the same period of the prior year, primarily due to the sale of three conventional tankers since the first quarter of 2013.

Liquidity and Continuous Offering Program Update

In 2013, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. During the second quarter of 2014, the Partnership sold 211,350 common units under the COP, generating proceeds of approximately $7.6 million (including the general partner’s 2 percent proportionate capital contribution). The net proceeds from the issuance of these common units were used for general partnership purposes.

In May 2014, the partnership issued $300.0 million in new senior unsecured, non-rated bonds in the United States bond market, which mature in January 2019. The bonds are listed on the New York Stock Exchange and pay a fixed coupon of 6.0 percent per annum. Net proceeds from the bond offering were used for general partnership purposes.

As of June 30, 2014, the Partnership had total liquidity of $530.7 million, which consisted of $251.6 million in cash and cash equivalents and $279.1 million in undrawn revolving credit facilities.

- more -

Conference Call

The Partnership plans to host a conference call on Friday, August 8, 2014 at noon (ET) to discuss the results for the second quarter of 2014. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-800-524-8850 or 416-204-9702, if outside North America, and quoting conference ID code 9278679.

•	By accessing the webcast, which will be available on Teekay Offshore’s website at www.teekayoffshore.com (the archive will remain on the website for a period of 30 days).

A supporting Second Quarter 2014 Earnings Presentation will also be available at www.teekayoffshore.com in advance of the conference call start time.

The conference call will be recorded and available until Friday, August 15, 2014. This recording can be accessed following the live call by dialing 1-888-203-1112 or 647-436-0148, if outside North America, and entering access code 9278679.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) and owns interests in 34 shuttle tankers (including two chartered-in vessels), five floating production, storage and offloading (FPSO) units, six floating storage and offtake (FSO) units (excluding one committed FSO conversion unit), one HiLoad Dynamic Positioning (DP) unit, four long-haul towing and anchor handling vessel newbuildings, three floating accommodation unit newbuildings and four conventional oil tankers. The majority of Teekay Offshore’s fleet is employed on long-term, stable contracts. In addition, Teekay Offshore also has rights to participate in certain other FPSO, shuttle tanker and HiLoad DP opportunities provided by Teekay Corporation (NYSE: TK), Sevan Marine ASA (Oslo Bors: SEVAN) and Remora AS.

Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Web site: www.teekayoffshore.com

- more -

TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Six Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013(1)	June 30, 2014	June 30, 2013(1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES	241,402	259,234	222,412	500,636	434,524

OPERATING EXPENSES
Voyage expenses	26,256	33,454	23,273	59,710	46,221
Vessel operating expenses	88,184	88,130	86,519	176,314	163,843
Time-charter hire expense	4,975	11,412	14,093	16,387	28,870
Depreciation and amortization	48,474	48,488	50,265	96,962	94,775
General and administrative	18,054	14,849	10,417	32,903	20,807
Restructuring charge (2)	(821)	559	1,395	(262)	2,054

Total operating expenses	185,122	196,892	185,962	382,014	356,570

Income from vessel operations	56,280	62,342	36,450	118,622	77,954

OTHER ITEMS
Interest expense	(21,568)	(18,920)	(16,035)	(40,488)	(27,663)
Interest income	190	177	1,465	367	1,660
Realized and unrealized (losses) gains on derivative instruments (3)	(38,144)	(36,632)	33,901	(74,776)	32,824
Equity income	2,388	3,703	1,598	6,091	1,598
Foreign currency exchange (loss) gain(4)	(2,836)	(775)	3,555	(3,611)	(83)
Loss on bond repurchase(5)	—	—	—	—	(1,759)
Other income – net	72	390	260	462	574

Total other items	(59,898)	(52,057)	24,744	(111,955)	7,151

(Loss) income from continuing operations before income tax expense	(3,618)	10,285	61,194	6,667	85,105
Income tax expense	(182)	(1,263)	(456)	(1,445)	(222)

Net (loss) income from continuing operations	(3,800)	9,022	60,738	5,222	84,883
Net loss from discontinued operations(6)	—	—	(2,134)	—	(4,309)

Net (loss) income	(3,800)	9,022	58,604	5,222	80,574

Non-controlling interests in net (loss) income	1,654	1,679	3,274	3,333	5,051
Dropdown Predecessor’s interest in net income(1)	—	—	(2,225)	—	(2,225)
Preferred unitholders’ interest in net (loss) income	2,719	2,719	1,813	5,438	1,813
General Partner’s interest in net (loss) income	3,696	3,943	3,833	7,639	6,906
Limited partners’ interest in net (loss) income	(11,869)	681	51,909	(11,188)	69,029

Weighted-average number of common units - basic	85,529,102	85,455,292	82,726,359	85,492,401	81,423,123
Weighted-average number of common units - diluted	85,529,102	85,480,352	82,742,751	85,492,401	81,432,027
Total number of common units outstanding at end of period	85,681,495	85,468,145	83,700,308	85,681,495	83,700,308

(1)	Results for the Voyageur Spirit FPSO unit for the period beginning April 13, 2013 prior to its acquisition by the Partnership on May 2, 2013 when it was owned and operated by Teekay Corporation, are included in Dropdown Predecessor.

- more -

(2)	Restructuring charges for the three and six months ended June 30, 2014 include a $0.8 million reimbursement relating to the reorganization of the Partnership’s shuttle tanker marine operations, which were completed during 2013. Restructuring charges for the three months ended March 31, 2014 relates to the reflagging of a shuttle tanker. Restructuring charges for the three and six months ended June 30, 2013 relate to the reorganization of the Partnership’s marine operations to create better alignment with its shuttle tanker and conventional tanker business units and a lower-cost organization.
(3)	Realized (losses) gains on derivative instruments relate to amounts the Partnership actually paid or received to settle derivative instruments, and the unrealized (losses) gains on derivative instruments relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Realized (losses) gains relating to:
Interest rate swaps	(13,997)	(14,063)	(14,956)	(28,060)	(29,579)
Foreign currency forward contracts	196	(497)	(1,646)	(302)	(1,293)
Termination of interest rate swap in Dropdown Predecessor	—	—	(4,099)	—	(4,099)

	(13,801)	(14,560)	(20,701)	(28,362)	(34,971)

Unrealized (losses) gains relating to:
Interest rate swaps	(22,985)	(24,108)	52,947	(47,093)	67,918
Foreign currency forward contracts	(1,358)	2,036	(2,329)	679	(4,107)
Termination of interest rate swap in Dropdown Predecessor	—	—	3,984	—	3,984

	(24,343)	(22,072)	54,602	(46,414)	67,795

Total realized and unrealized (losses) gains on derivative instruments	(38,144)	(36,632)	33,901	(74,776)	32,824

(4)	Foreign exchange losses include realized gains relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swaps that were entered into as an economic hedge relating to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds as detailed in the table below. The Partnership issued NOK 600 million unsecured bonds in 2010 that matured in the fourth quarter of 2013, of which it repurchased NOK 388.5 million in the first quarter of 2013 and recognized a realized gain of $6.8 million on the partial early termination of a cross currency swap and a realized foreign exchange loss of $6.6 million on the repurchase of the bonds. The Partnership also issued NOK 600 million unsecured bonds in 2012 maturing in 2017, NOK 1,300 million of unsecured bonds in 2013 maturing in 2016 and 2018, and NOK 1,000 million unsecured bonds in 2014 maturing in 2019. Foreign exchange losses also include unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Realized gain on partial termination of cross-currency swap	—	—	—	—	6,800
Realized foreign exchange loss on partial repurchase of NOK bonds	—	—	—	—	(6,573)
Realized (losses) gains on cross-currency swaps	(38)	16	297	(22)	1,022
Unrealized (losses) gains on cross-currency swaps	(14,267)	7,575	(9,307)	(6,692)	(34,809)
Unrealized gains (losses) on revaluation of NOK bonds	11,431	(9,130)	13,250	2,301	38,261

(5)	Loss on bond repurchase for the six months ended June 30, 2013 relates to the repurchase in the first quarter of 2013 of NOK 388.5 million of the Partnership’s NOK 600 million bond issue at a premium.
(6)	Results for three conventional tankers (Leyte Spirit, Poul Spirit and Gotland Spirit), which the Partnership sold during 2013, have been included in Net loss from discontinued operations for the periods presented.

- more -

TEEKAY OFFSHORE PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at	As at
	June 30, 2014	March 31, 2014	December 31, 2013
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	251,561	222,990	219,126
Accounts receivable	153,226	169,021	176,265
Net investments in direct financing leases—current	5,537	4,830	5,104
Prepaid expenses	34,073	36,525	31,675
Due from affiliates	55,843	19,675	15,202
Current portion of derivative instruments	712	1,546	500
Other current assets	3,987	3,384	3,051

Total current assets	504,939	457,971	450,923

Vessels and equipment
At cost, less accumulated depreciation	2,931,060	3,021,864	3,059,770
Advances on newbuilding contracts and conversion costs	114,087	92,385	29,812
Investment in equity accounted joint venture	58,338	55,824	52,120
Net investments in direct financing leases	73,909	21,305	22,463
Derivative instruments	5,743	12,168	10,323
Deferred tax asset	8,106	7,981	7,854
Other assets	45,723	37,307	35,272
Intangible assets—net	8,423	9,429	10,436
Goodwill	129,145	129,145	127,113

Total assets	3,879,473	3,845,379	3,806,086

LIABILITIES AND EQUITY
Current
Accounts payable	16,754	18,518	15,753
Accrued liabilities	121,243	134,756	138,156
Deferred revenues	24,004	24,437	29,075
Due to affiliates	75,577	80,183	121,864
Current portion of long-term debt	339,087	748,055	806,009
Current portion of derivative instruments	63,136	55,165	47,944
Current portion of in-process revenue contracts	12,744	12,744	12,744

Total current liabilities	652,545	1,073,858	1,171,545

Long-term debt	2,204,394	1,730,873	1,562,967
Derivative instruments	154,681	131,302	121,135
In-process revenue contracts	82,230	85,407	88,550
Other long-term liabilities	27,441	23,480	23,984

Total liabilities	3,121,291	3,044,920	2,968,181

Redeemable non-controlling interest	15,149	15,911	16,564
Equity
Limited partners—common units (85.7 million and 85.5 million units issued and outstanding at June 30, 2014 and December 31, 2013, respectively)	523,500	579,830	621,002
Limited partners—preferred units (6.0 million and 6.0 million units issued and outstanding at June 30, 2014 and December 31, 2013, respectively)	144,800	144,800	144,800
General Partner	19,389	20,399	21,242

Partners’ equity	687,689	745,029	787,044

Non-controlling interests	55,344	39,519	34,297

Total equity	743,033	784,548	821,341

Total liabilities and total equity	3,879,473	3,845,379	3,806,086

- more -

TEEKAY OFFSHORE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Months Ended
	June 30, 2014	June 30, 2013(1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	5,222	80,574
Non-cash items:
Unrealized loss (gain) on derivative instruments	53,106	(32,927)
Equity income	(6,091)	(1,598)
Depreciation and amortization	96,962	96,011
Write-down and loss on sale of vessels	—	19,029
Deferred income tax recovery	(223)	(62)
Amortization of in-process revenue contracts	(6,320)	(6,285)
Foreign currency exchange gain and other	371	(29,813)
Change in non-cash working capital items related to operating activities	(96,617)	6,919
Expenditures for dry docking	(9,468)	(7,656)

Net operating cash flow	36,942	124,192

FINANCING ACTIVITIES
Proceeds from long-term debt	720,443	736,725
Scheduled repayments of long-term debt	(241,223)	(97,215)
Prepayments of long-term debt	(302,413)	(424,152)
Debt issuance costs	(10,094)	(10,126)
Equity contribution from Teekay Corporation to Dropdown Predecessor	—	5,596
Purchase of Voyageur LLC from Teekay Corporation (net of cash acquired of $0.9 million)	3,474	(252,086)
Equity contribution from joint venture partner	22,017	1,500
Proceeds from issuance of common units	7,784	65,067
Proceeds from issuance of preferred units	—	150,000
Expenses relating to equity offerings	(153)	(5,385)
Cash distributions paid by the Partnership	(107,197)	(90,972)
Cash distributions paid by subsidiaries to non-controlling interests	(5,718)	(280)
Other	397	—

Net financing cash flow	87,317	78,672

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(92,084)	(216,242)
Purchase of equity investment in Itajai joint venture (net of cash acquired of $1.3 million)	—	(52,520)
Proceeds from sale of vessels and equipment	—	20,350
Investment in direct financing lease net of payments received	2,582	2,953
Acquisition of ALP Maritime Services B.V. (net of cash acquired of $0.3 million)	(2,322)	—

Net investing cash flow	(91,824)	(245,459)

Increase (decrease) in cash and cash equivalents	32,435	(42,595)
Cash and cash equivalents, beginning of the period	219,126	206,339

Cash and cash equivalents, end of the period	251,561	163,744

(1)	In accordance with GAAP, the Consolidated Statement of Cash Flows for the six months ended June 30, 2013 includes the cash flows relating to the Voyageur Spirit FPSO unit for the period from April 13, 2013 to May 2, 2013 (or the Dropdown Predecessor), when the vessel was under the common control of Teekay Corporation, but prior to its acquisition by the Partnership.

- more -

TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME

(in thousands of U.S. dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net (loss) income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (loss) income – GAAP basis	(3,800)	58,604	5,222	80,574
Adjustments:
Net income attributable to non-controlling interests	(1,654)	(3,274)	(3,333)	(5,051)
Net loss attributable to Dropdown Predecessor	—	2,225	—	2,225

Net (loss) income attributable to the partners	(5,454)	57,555	1,889	77,748
Add (subtract) specific items affecting net (loss) income:
Foreign currency exchange losses (gains)(1)	2,798	(3,529)	3,589	836
Unrealized losses (gains) on derivative instruments(2)	25,237	(51,803)	47,158	(64,996)
Components of discontinued operations (3)	—	3,302	—	7,749
Realized losses on foreign currency forward contracts(4)	—	1,863	—	1,863
Acquisition, restructuring charges and other (5)	779	1,501	1,701	2,322
Loss on bond repurchase (6)	—	—	—	1,759
Non-controlling interests’ share of items above (7)	401	808	600	1,278

Total adjustments	29,215	(47,858)	53,048	(49,189)

Adjusted net income attributable to the partners (8)	23,761	9,697	54,937	28,559

(1)	Foreign exchange losses (gains) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gains or losses related to the Partnership’s cross currency swaps and repurchase of Norwegian Kroner bonds and excludes the realized gains and losses relating to the cross currency swaps for outstanding Norwegian bonds of the Partnership.
(2)	Reflects the unrealized losses (gains) due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, including the unrealized mark-to-market value of the interest rate swap within the Cidade de Itajai FPSO equity accounted joint venture and excluding amounts relating to the Dropdown Predecessor.
(3)	Related to components of net loss from discontinued operations. The results for the three months ended June 30, 2013 include the termination fee received from Teekay Corporation upon cancellation of the Gotland Spirit time-charter contract, partially offset by the write down of the Gotland Spirit to its estimated fair value in conjunction with the termination of its charter contract and the loss on sale of the Poul Spirit. In addition, the results for the six months ended June 30, 2013 include the termination fee received from Teekay Corporation upon cancellation of the Poul Spirit time-charter contract, partially offset by the write down of the Poul Spirit to its estimated fair value in conjunction with the termination of its charter contract.
(4)	Reflects the realized losses on foreign currency forward contracts entered into for the purchase of the HiLoad DP unit from Remora AS that is not designated as hedges for accounting purposes.
(5)	Other items primarily include fees of $1.6 million paid to Teekay Corporation and $2.6 million for the three and six months ended June 30, 2014, respectively, associated with the Partnership’s acquisition of ALP. Other items for the three and six months ended June 30, 2014 include a restructuring charge reimbursement of $0.8 million for the reorganization of the Partnership’s shuttle tanker marine operations, which were completed by June 2013. Other items for the three and six months ended June 30, 2013 primarily includes restructuring charges of $1.4 million and $2.1 million, respectively, relating to the reorganization of the Partnership’s marine operations to create better alignment with its shuttle tanker and conventional tanker business units and a lower-cost organization.
(6)	Loss on bond repurchase for the six months ended June 30, 2013 relates to the repurchase of NOK 388.5 million of the Partnership’s then existing NOK 600 million bond issue at a premium in January 2013.
(7)	Items affecting net (loss) income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net (loss) income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.
(8)	Adjusted net income attributable to the partners excludes indemnification payments from Teekay Corporation relating to the loss of revenues and certain unrecovered vessel operating expenses for the Voyageur Spirit FPSO, which for the six months ended June 30, 2014 was $3.5 million and for the three and six months ended June 30, 2013 was $17.0 million.

- more -

TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

DISTRIBUTABLE CASH FLOW

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net (loss) income adjusted for depreciation and amortization expense, non-controlling interests, non-cash items, distributions relating to equity financing of newbuilding installments and on our preferred units, vessel and business acquisition costs, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, non-cash income taxes, foreign currency and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net (loss) income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net (loss) income for the quarters ended June 30, 2014 and June 30, 2013, respectively.

	Three Months Ended
	June 30, 2014	June 30, 2013
	(unaudited)	(unaudited)
Net (loss) income	(3,800)	58,604
Net loss attributable to Dropdown Predecessor	—	2,225

	(3,800)	60,829
Add (subtract):
Depreciation and amortization	48,474	49,169
Unrealized losses (gains) on derivative instruments (1)	24,343	(50,618)
Partnership’s share of equity accounted joint venture’s distributable cash flow net of estimated maintenance capital expenditures (2)	4,292	605
Distributions relating to equity financing of newbuildings and conversion costs	2,184	2,813
Indemnification from Teekay Corporation relating to the Voyageur Spirit FPSO (3)	—	12,505
Non-cash items in discontinued operations (4)	—	8,179
Equity income from joint venture	(2,388)	(1,598)
Distributions relating to preferred units	(2,719)	(1,817)
Estimated maintenance capital expenditures (3)	(28,354)	(26,599)
Foreign currency exchange and other, net	2,517	(3,382)

Distributable Cash Flow before Non-Controlling Interests	44,549	50,086
Non-controlling interests’ share of DCF	(4,412)	(7,046)

Distributable Cash Flow	40,137	43,040

(1)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.
(2)	The estimated maintenance capital expenditures relating to the Partnership’s equity accounted joint venture for the three months ended June 30, 2014 and 2013 were $1.0 million and $0.2 million, respectively.
(3)	Indemnification payments from Teekay Corporation for the loss of revenues and certain unrecovered vessel operating expenses for the Voyageur Spirit FPSO are effectively treated as a reduction to estimated maintenance capital expenditures in the second quarter of 2013, since the indemnification payments are effectively treated as a reduction to the purchase price of the Voyageur Spirit FPSO. Estimated maintenance capital expenditures excludes the estimated maintenance capital expenditures of equity accounted joint venture’s, which are deducted from the equity accounted joint venture’s distributable cash flow.
(4)	Includes depreciation and loss on write-down of two vessels included in discontinued operations.

- more -

TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage expenses (recoveries), which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies, however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended June 30, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Revenues	137,145	83,984	11,673	8,600	241,402
Voyage expenses	24,919	—	149	1,188	26,256

Net revenues	112,226	83,984	11,524	7,412	215,146

	Three Months Ended June 30, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Revenues	133,222	65,260	15,053	8,877	222,412
Voyage expenses	22,275	—	—	998	23,273

Net revenues	110,947	65,260	15,053	7,879	199,139

	Six Months Ended June 30, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Revenues	290,325	167,121	25,962	17,228	500,636
Voyage expenses	56,625	—	172	2,913	59,710

Net revenues	233,700	167,121	25,790	14,315	440,926

	Six Months Ended June 30, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Revenues	263,572	122,945	30,193	17,814	434,524
Voyage expenses (recoveries)	44,569	—	(485)	2,137	46,221

Net revenues	219,003	122,945	30,678	15,677	388,303

- more -

TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. dollars)

	Three Months Ended June 30, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Net revenues (See Appendix C)	112,226	83,984	11,524	7,412	215,146
Vessel operating expenses	39,715	39,472	7,532	1,465	88,184
Time-charter hire expense	4,975	—	—	—	4,975
Depreciation and amortization	27,378	18,186	1,298	1,612	48,474
General and administrative	7,126	7,989	1,027	312	16,454
Acquisition fee (1)	—	—	—	—	1,600
Restructuring charge	(821)	—	—	—	(821)

Income from vessel operations	33,853	18,337	1,667	4,023	56,280

(1)	The towage segment has not been disaggregated as its results are not material. A $1.6 million fee paid to Teekay Corporation associated with the Partnership’s acquisition of ALP was recognized in general and administrative expenses in the consolidated statement of (loss) income for the three months ended June 30, 2014.

	Three Months Ended June 30, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Net revenues (See Appendix C)	110,947	65,260	15,053	7,879	199,139
Vessel operating expenses	36,511	40,074	8,315	1,619	86,519
Time-charter hire expense	14,093	—	—	—	14,093
Depreciation and amortization	28,165	17,789	2,743	1,568	50,265
General and administrative	4,911	4,600	809	97	10,417
Restructuring charge	957	—	—	438	1,395

Income from vessel operations	26,310	2,797	3,186	4,157	36,450

- more -

TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH FLOW FROM VESSEL OPERATIONS FROM CONSOLIDATED VESSELS

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Consolidated Vessels

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before depreciation and amortization expense, write-down of vessels and amortization of deferred gains, and includes the realized (losses) gains on the settlement of foreign exchange forward contracts, and cash flow from vessel operations relating to its discontinued operations and adjustments for direct financing leases to a cash basis. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by GAAP and should not be considered as an alternative to net (loss) income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended June 30, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D) (1)	33,853	18,337	1,667	4,023	56,280
Depreciation and amortization	27,378	18,186	1,298	1,612	48,474
Realized (losses) gains from the settlements of non- designated foreign exchange forward contracts	(64)	260	—	—	196
Amortization of non-cash portion of revenue contracts	—	(3,177)	—	—	(3,177)
Falcon Spirit revenue accounted for as direct financing lease	—	—	(1,141)	—	(1,141)
Falcon Spirit cash flow from time-charter contracts	—	—	2,142	—	2,142

Cash flow from vessel operations from consolidated vessels	61,167	33,606	3,966	5,635	102,774

(1)	The total column includes a $1.6 million fee paid to Teekay Corporation associated with the Partnership’s acquisition of ALP in income from vessel operations. This fee was recognized in general and administrative expenses in the consolidated statement of (loss) income for the three months ended June 30, 2014. The towage segment has not been disaggregated as its results are not material other than this fee.

	Three Months Ended June 30, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	26,310	2,797	3,186	4,157	36,450
Depreciation and amortization	28,165	17,789	2,743	1,568	50,265
Realized (losses) gains from the settlements of non- designated foreign exchange forward contracts	(53)	271	—	—	218
Amortization of intangible and non-cash portion of revenue contracts	—	(3,122)	—	—	(3,122)
Falcon Spirit revenue accounted for as direct financing lease	—	—	(1,304)	—	(1,304)
Falcon Spirit cash flow from time-charter contracts	—	—	2,124	—	2,124
Cash flow from discontinued operations	—	—	—	6,085	6,085
Dropdown Predecessor cash flow from vessel operations(1)	—	(501)	—	—	(501)

Cash flow from vessel operations from consolidated vessels	54,422	17,234	6,749	11,810	90,215

(1)	Cash flow for the Voyageur Spirit FPSO unit for the period April 13, 2013 through May 2, 2013 prior to its acquisition by the Partnership when it was under common control by Teekay Corporation, referred to as the Dropdown Predecessor, has been excluded from cash flow from vessel operations.

- more -

TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX F – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH FLOW FROM VESSEL OPERATIONS FROM EQUITY ACCOUNTED VESSEL

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Equity Accounted Vessel

Cash flow from vessel operations from equity accounted vessel represents income from vessel operations before depreciation and amortization expense. Cash flow from equity accounted vessel represents the Partnership’s proportionate share of cash flow from vessel operations from its equity-accounted vessel, the Cidade de Itajai FPSO unit. Cash flow from vessel operations from equity accounted vessel is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint venture. Cash flow from vessel operations from equity accounted vessel is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended		Three Months Ended
	June 30, 2014		June 30, 2013
	(unaudited)		(unaudited)
	At	Partnership’s	At	Partnership’s
	100%	50%	100%	50%
Voyage revenues	20,838	10,419	4,375	2,188
Vessel and other operating expenses	6,568	3,284	1,736	868
Depreciation and amortization	4,717	2,359	802	401
General and administrative	—	—	18	9

Income from vessel operations of equity accounted vessel	9,553	4,776	1,819	910

Net interest expense	(2,044)	(1,022)	(887)	(443)
Realized and unrealized (losses) gains on derivative instruments	(2,646)	(1,323)	2,371	1,185
Foreign currency exchange gain (loss)	150	75	(38)	(19)

Total other items	(4,540)	(2,270)	1,446	723

Net income / equity income of equity accounted vessel before income tax expense	5,013	2,506	3,265	1,633
Income tax expense	237	118	69	35

Net income / equity income of equity accounted vessel	4,776	2,388	3,196	1,598

Income from vessel operations	9,553	4,776	1,819	910
Depreciation and amortization	4,717	2,359	802	401

Cash flow from vessel operations from equity accounted vessel	14,270	7,135	2,621	1,311

- more -

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the fundamentals in the offshore industry; future growth opportunities, including the Partnership’s ability to participate in new offshore projects or to grow organically; the accretive nature of any acquisitions and any future increases in the Partnership’s distributable cash flows; the timing of new and converted vessel deliveries and commencement of their time-charter contracts; the potential for the Partnership to acquire future HiLoad projects and improved features of new HiLoad DP vessel designs; the effect of the Logitel acquisition on the Partnership’s future cash flows and growth opportunities; the Partnership’s intention to exercise its option on the third FAU unit; the timing and certainty of entering into long-term financing and charter contracts for the FAU newbuildings prior to their deliveries; the estimated cost of building or converting vessels or offshore units; the timing and certainty of the Partnership’s joint venture with Odebrecht completing final contract negotiations for the Libra FPSO project with Petrobras; and the potential for Teekay Corporation or third parties to offer additional vessels or projects to the Partnership and the Partnership agreeing to acquire such vessels or projects, including the timing and certainty of the acquisition of the Petrojarl Knarr FPSO. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea and Brazil offshore fields; potential early termination of contracts; shipyard delivery or vessel conversion delays and cost overruns; failure by the Partnership to secure financing or charter contracts for FAU newbuildings; failure to complete documentation related to the third FAU unit; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; delays in the commencement of time-charters; the inability to successfully complete the operational testing of the HiLoad DP unit; actual results of the new HiLoad DP unit designs; failure of Teekay Corporation to offer to the Partnership additional vessels or of Sevan, Remora or Odebrecht to develop new vessels or projects; failure by the Partnership’s joint venture with Odebrecht to complete final contract negotiations with Petrobras for the Libra FPSO project; potential delays in the commencement of operations of the Petrojarl Knarr FPSO unit; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to approve the acquisition of vessels offered from Teekay Corporation, or third parties; the Partnership’s ability to raise adequate financing to purchase additional assets; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2013. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

- end -